Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, NY 10004-1980 Tel: 212.859.8000 Fax: 212.859.4000 www.friedfrank.com

September 10, 2013

Mr. Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Media General, Inc. Registration Statement on Form S-4 Filed July 19, 2013 File No. 333-190051

Dear Mr. Spirgel:

Set forth below is the response of Media General, Inc. (“Media General”, “we”, “us” or “our”) to Comment #12 set forth in the letter dated August 30, 2013 (the “Comment Letter”) received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to Amendment No. 1 to Media General’s Registration Statement on Form S-4 filed with the Commission on August 23, 2013, File No. 333-190051 (the “Registration Statement”). The response below has been prepared and is being provided by Media General, which has authorized Fried, Frank, Harris, Shriver & Jacobson LLP (“Fried Frank”) to respond to the Staff’s comments on its behalf. On September 6, 2013, Media General submitted to the Commission Amendment No. 2 to the Registration Statement along with Media General’s responses to the comments included in the Comment Letter (other than Comment #12).

For the Staff’s convenience, the response below is prefaced by the Staff’s corresponding comment in bold, italicized text.

Financial Statements of Young

3. Variable Interest Entities, pages F-45 to F-47

12.

We note your response to comment 25. Please tell us in more detail why you believe that the services provided under the sale and share service agreements provide the Company with the power to direct activities of WXXA and WLAJ that most significantly impact the economic performance of each entity.

Response:

We appreciate the opportunity to respond to the question above and the related matters raised by the Staff in our September 6, 2013 telephone conversation.

Young has consolidated WXXA and WLAJ as variable interest entities because it directs the key activities most significantly affecting the profitability of these stations and bears the ultimate risk of loss. Young employs all personnel providing services to the stations except for the two employees at each station that the FCC requires the licensee to maintain. It provides each station critical advertising sales, programming and other services in return for a share of the station’s advertising revenue and a separate services fee. If either licensee lacks the income to pay those fees, Young must absorb the loss since the FCC prohibits service providers from lending money to the licensee. Young also guarantees each licensee’s station acquisition loan, meaning that an inability by the licensees to pay those obligations results in the losses being ultimately borne by Young. Young is willing to risk that exposure because, through its provision of station services and control of its employees providing those services, it is able to direct the activities and provide the functions that facilitate WXXA and WLAJ’s profitable operation, and Young reaps the benefits through the economic arrangements described below. Young has therefore determined that it should consolidate these entities in accordance with ASC 810-10-25.

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Fried, Frank, Harris, Shriver & Jacobson LLP is a Delaware Limited Liability Partnership

Fried, Frank, Harris, Shriver & Jacobson LLP

September 10, 2013

FCC rules and regulations were carefully considered in the design of the WXXA and WLAJ arrangements when Young assisted the WXXA and WLAJ licensee entities in acquiring those stations. While FCC regulations require the holder of a broadcast license to have ultimate control over its own programming and personnel, the licensee may delegate the day to day handling of such matters to others, subject to that ultimate responsibility. Ensuring compliance with that requirement was essential to the licensees obtaining FCC approval to acquire the stations and to operate them as a shared services partner of Young. To accomplish that, the Young agreements were closely modeled on services agreements of other broadcasters that had previously been approved by the FCC.

Advertising sales are by far the most important activity impacting the economic performance of a local television broadcast station, with negotiation of retransmission agreements a distant second, and discretionary programming decisions further behind that. The reasons for this ordering are simple. Advertising sales generate the overwhelming majority of station revenue, and retransmission agreements generate much of the remaining revenue. Programming itself does not generate revenue, although attractive programming makes it easier to sell advertising time and to charge for retransmission of a station’s signal. A station with good ad sales and weak programming can be successful, but a station with good programming and weak ad sales will not be in business for long. Consistent with FCC requirements, Young exercises significant control and influence over these activities, particularly the key advertising sales function.

Under the joint sales agreements, Young handles the sale of all station advertising aired by WXXA and WLAJ, whether that advertising airs in network programming, during Young-provided news programming (discussed below), in syndicated programming, or where the advertising is the programming itself (infomercials). As a result, the major variable in each station’s financial performance is Young’s success in selling that advertising time and promoting the station to advertisers and audiences. In return for its sales and collection efforts, Young keeps 30% of the gross revenue for advertising time sold on WXXA and WLAJ. The remaining 70% is paid to WXXA and WLAJ to cover their loan repayment costs, program expenses, personnel expenses related to their respective two employees, and other business expenses, including the shared services fee paid to Young each month pursuant to the shared services agreement (which is in addition to the fee paid Young under the joint sales agreement).

Under the services agreements, Young determines the placement and duration of all advertising on the stations. Because Young is in control of all station ad sales personnel and activities, it sets advertising rates subject to the licensee’s ultimate authority over rates. The services agreements include advertising standards agreed to by the parties, and the stations are required to air the advertising supplied by Young at the times indicated by Young unless the advertising is illegal, in violation of the agreements’ advertising standards, or is not in the public interest. Young also has authority to sell ad time on WXXA and WLAJ in combination with ad time on its own TV stations.

Fried, Frank, Harris, Shriver & Jacobson LLP

September 10, 2013

In addition to ad sales, Young is responsible for many other operational functions of WXXA and WLAJ under the services agreements, including the monitoring, maintenance, repair and replacement of the licensee’s equipment and facilities, and business office and other back office administrative functions. Young provides these functions at a cost that it believes could not be attained by the licensees due to Young’s centralized support systems and procurement power. It takes approximately 34 employees, of which only two are provided by the licensee, to operate a typical station without consideration for the production of news programming. Through its authority over advertising sales and these numerous other operational functions (without which the station would quite literally cease to operate), and its employment of the personnel who manage these functions, Young directs the significant activities that determine the ultimate profitability of the stations.

With regard to the negotiation of retransmission contracts, the services agreements specifically contemplate that the licensee can call on Young to consult on their negotiation, maintenance and enforcement. As a practical matter, since Young has far more television stations than either licensee, Young will typically be able to negotiate much better retransmission rates with cable and satellite systems than the licensee could on its own. Therefore, as is the norm in the industry for such JSA/SSA arrangements and as was contemplated by the parties in designing this arrangement, Young will generally include each licensee station in its own retransmission agreements, subject to the terms of existing contracts, licensee’s approval, and, where Young’s existing agreements do not yet provide for such a result, negotiation by Young of this right when it renews its retransmission agreements.

Discretionary program decisions play a relatively small role in the economics of WXXA and WLAJ for two reasons. First, nearly all programming aired during the valuable prime time hours, and a significant portion of programming aired at other times, is delivered to the stations by their respective networks (FOX for WXXA and ABC for WLAJ). Because of the FCC programming control requirement, the licensee has the contractual right to reject a network program, but only where it believes airing the program is not in the public interest. Such rejections are rare, both because network programming is generally viewed as being in the public interest, and because network affiliation contracts typically permit networks to terminate the affiliation agreement if the licensee rejects a network program on more than a handful of occasions.

Second, FCC regulations and the terms of the services agreements with WXXA and WLAJ permit Young to provide up to 15% of the program hours aired by WXXA and WLAJ. Young therefore produces local news programming for each of the stations, which the licensee is required to air unless the programming is illegal or not in the public interest.

As a result, most of the programming aired on the stations at the times when the audience is greatest is supplied to each station under either its existing network affiliation agreement or its services agreements with Young. Because of the popularity of this programming as well as the attractive hours in which it airs, a substantial majority of each station’s advertising revenue is generated from the sale of advertising aired during this non-discretionary programming. The remaining airtime (e.g., overnight hours and other gaps in the network/Young program schedule) are filled out with infomercials (the airing and placement of which are controlled by Young as part of its advertising sales responsibilities), and syndicated programming. As reflected above, after network programming, Young programming, and the infomercial airtime sold by Young are considered, discretionary programming decisions affect a minority of station programming and a still smaller proportion of station revenue generated by ads placed in that programming.

Fried, Frank, Harris, Shriver & Jacobson LLP

September 10, 2013

FCC rules permit the licensee to consult with Young about program selection, or to have Young manage the negotiation of program, network, or other contracts for the licensee. Because Young’s far larger number of stations allows it to negotiate better terms and multi-market programming deals than either WXXA or WLAJ could alone, Young is able to provide WXXA and WLAJ access to programming that they would not otherwise be able to obtain and/or at more advantageous pricing than they could negotiate on their own.

In sum, because of the contractual arrangements between Young and the WXXA and WLAJ licensees (which were integral to the licensees’ acquisition of those stations), Young directs the significant activities that determine the ultimate profitability of these stations, and the ultimate risk of loss from WXXA’s and WLAJ’s operations rests upon Young and its performance under these agreements. Accordingly, Young has consolidated the WXXA and WLAJ licensees as variable interest entities under ASC 810.

If you have any questions with respect to the foregoing, please do not hesitate to call me at (212) 859-8763 or John Sorkin at (212) 859-8980.

Sincerely,

/s/ Philip Richter

Philip Richter

cc:	Via E-mail
Andrew Carington (Media General)
Timothy Mulvaney (Media General)
Chris Eisenhardt (Young)
Gail Steiner (Young)
Jonathan Levitsky (Debevoise & Plimpton)
John Sorkin (Fried Frank)
Kathryn Jacobson (SEC)
Ivette Leon (SEC)
Ajay Koduri (SEC)